June 22, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    TPG Pace Tech Opportunities Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 24, 2021

File No. 333-254485

Ladies and Gentlemen:

Set forth below are the responses of TPG Pace Tech Opportunities Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2021, with respect to Amendment No. 1 to Registration Statement on Form S-4, File No. 333-254485, filed with the Commission on May 24, 2021 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 1 to Registration Statement on Form S-4 unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers for Shareholders of TPG Pace, page xii

1.

Notwithstanding comment 25, below, please provide a Q&A that addresses who will have effective management and control over the affairs and decision-making of Nerdy after the business combination. Disclose that this will depend on the level of redemptions by public shareholders. Disclose the level of redemptions that will result in management and control of Nerdy changing from Nerdy Inc. to the Existing Nerdy Holders. Disclose that this will result in Nerdy Inc. accounting for Nerdy under equity method accounting. Explain the impact on the company’s statement of operations. Lastly, discuss whether this could affect the ability to meet the condition that Nerdy Inc.’s securities be accepted for listing on the NYSE or other national securities exchange.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xviii of Amendment No. 2 in response to the Staff’s comment with respect to who will have effective management and control over the affairs and decision-making of Nerdy after the Business Combination.

What are the PIPE Financing and the Forward Purchase Agreements?, page xviii

2.

We note that affiliates of TPG will be purchasing Class A shares and warrants pursuant to the forward purchase agreements. We also note disclosure on page 7 that “all of TPG Pace’s officers and directors are expected to purchase forward purchase securities under the Forward Purchase Agreements in an amount equal to $8.825 million in the aggregate.” Disclose the number of Class A shares and warrants to be purchased by these affiliates. Furthermore, in light of the fact that holders of Class F common stock will be issued additional shares pursuant to the conversion adjustment for their own or their affiliates’ purchases under the forward purchase agreements, please disclose the effective purchase price for these forward purchase securities. Compare this to the terms and price of the securities issued at the time of the IPO.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xix, 24, 136-137 and 328 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission

June 22, 2021

3.	Disclose if TPG Pace’s sponsors, directors, officers or their affiliates will participate in the private placement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page xix of Amendment No. 2 in response to the Staff’s comment.

4.	Please disclose material differences between the forward purchase warrants and the public warrants held by TPG Pace’s public stockholders, including redemption provisions.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xix, 24, 136-137 and 328 of Amendment No. 2 in response to the Staff’s comment.

What equity stake will current TPG Pace shareholders and current equityholders of Nerdy Inc. hold in Nerdy Inc...?, page xix

5.

You disclose that, if each warrant expected to be outstanding at the closing were to be exercised, the proceeds to Nerdy Inc. would be approximately $222.3 million. Please disclose the potential proceeds to Nerdy Inc. if all warrants with the right to a cashless exercise were exercised on a cashless basis. Also disclose the company’s right to redeem warrants for minimal cash or for a predetermined amount of Class A shares after the business combination beginning if the Class A shares are trading at or above $10 per share.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xxii, 34-35 and 134 of Amendment No. 2 in response to the Staff’s comment.

What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal...?, page xxviii

6.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xxx of Amendment No. 2 in response to the Staff’s comment with respect to the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders. In the No redemption, Illustrative redemption, and Maximum redemption scenarios, the residual equity value, taking into account the respective redemption amount and the secondary offering size, will remain $10.00 per share as illustrated in the sensitivity table below.

Holders	No Redemption	% of Total	Illustrative Redemption	% of Total	Maximum Redemption	% of Total

TPG Pace Public Shareholders	45,000,000	26.4	22,500,000	14.2	-	-
Sponsor/Independent Directors	10,552,200	6.2	10,552,200	6.6	10,552,200	6.6
Nerdy Equity Holders	86,184,678	50.7	97,500,000	61.3	120,000,000	75.5
Forward Purchasers	13,447,800	7.9	13,447,800	8.5	13,447,800	8.5
PIPE Investors	15,000,000	8.8	15,000,000	9.4	15,000,000	9.4

Total Shares Outstanding Excluding Earnout Shares and Warrants	170,184,678	100.0	159,000,000	100.0	159,000,000	100.0

Total Equity Value Post-Redemptions and Secondary ($ in millions)	$1,702		$1,590		$1,590
Per Share Value	$10.00		$10.00		$10.00

7.

Disclose the impact of other shareholder redemptions on non-redeeming shareholders. For example, disclose that redeeming shareholders will retain their warrants. Quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xxx of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission

June 22, 2021

8.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Disclose that the TPG Pace public warrants will continue to contain a redemption provision that will allow you to redeem them for as low as $0.01 per warrant if the share price is above $18, and $0.10 per warrant or a predetermined number of shares if the share price is between $10 and $18 per share. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xxx-xxxi of Amendment No. 2 in response to the Staff’s comment.

What interests do the TPG Pace Initial Shareholders and TPG Pace’s other current officers and directors have in the Business Combination?, page xxxiii

9.

Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xxxviii, 39, 85 and 160 of Amendment No. 2 in response to the Staff’s comment.

10.

Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xxxviii, 39, 85 and 161 of Amendment No. 2 in response to the Staff’s comment.

11.	Please quantify the number and value of securities the Sponsor will receive pursuant to the conversion adjustment of its Class F shares.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xxxvi—xxxvii, 37, 84 and 159 of Amendment No. 2 in response to the Staff’s comment.

12.	Please include the current value of loans extended, fees due, and out-of-pocket expenses for which the Sponsor, its affiliates and officers and directors are awaiting reimbursement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages xxxvii, 38, 85 and 160 of Amendment No. 2 in response to the Staff’s comment.

13.

We note that TPG Capital BD, an affiliate of the Sponsor and TPG Pace, acted as an advisor to TPG Pace in connection with the business combination. Please quantify the fees payable to TPG Capital BD for its services, and disclose the amounts that are contingent on completion of the business combination.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xxxvii, 38, 85, 150 and 160 of Amendment No. 2 in response to the Staff’s comment. The Company respectfully advises the Staff that the allocation of a portion of the deferred underwriting fees and placement fees related to the forward purchase agreement has not been finalized and will not be finalized until closing.

14.

Please address conflicts of interest by the Sponsor and TPG Pace’s officers and directors from fiduciary or contractual obligations to other entities. For example, we note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted TPG Pace’s search for an acquisition target.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xxxviii of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission

June 22, 2021

15.	Please clarify how the TPG Pace board considered all of the enumerated conflicts in negotiating and recommending the business combination.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xxxviii of Amendment No. 2 in response to the Staff’s comment.

Organizational Structure, page 7

16.

We note your revised disclosures in response to prior comment 9. Please further revise the organizational charts under each scenario to include the economic and voting interest percentages for each group of equity interest holders.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 8-11 of Amendment No. 2 in response to the Staff’s comment.

17.

We note that affiliates of TPG and all of TPG Pace’s officers and directors will be purchasing Class A shares and warrants pursuant to the forward purchase agreements. Please include these forward purchase securities in the ownership percentages of the Sponsor throughout the proxy statement/prospectus, disclosing the number/percentage of securities attributable to the forward purchase agreements.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 8, 10 and 11 of Amendment No. 2 in response to the Staff’s comment.

18.	Please indicate the percentage ownership of Charles Cohn, CEO of Nerdy, in the post- combination organization charts or footnotes.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 8, 10 and 11 of Amendment No. 2 in response to the Staff’s comment to indicate the ownership percentage of the CEO of Nerdy in the post-combination organization.

Sources and Uses for the Business Combination, page 12

19.	Please disclose why the transaction fees and expenses differ materially based on the level of redemptions, with the highest fees and expenses occurring under the no redemption scenario.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 14 of Amendment No. 2 in response to the Staff’s comment.

Nerdy’s Board’s Reasons for the Business Combination, page 19

20.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. In addition, provide risk factor disclosure addressing these risks.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 20-21, 83 and 154 of Amendment No. 2 in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Expected accounting treatment, page 37

21.

Please disclose the impact on the company’s statements of operations resulting from the expected equity method accounting under the maximum redemption scenario. In addition, clarify that management believes this difference in financial reporting would result to the extent that redemptions exceed the number of shares used in the illustrative scenario as disclosed on page 208.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xviii, 40 and 213 of Amendment No. 2 in response to the Staff’s comment with respect to the Company’s expected accounting treatment under the Maximum redemption scenario, and in the event that redemptions exceed 23,511,904 shares or 52.2% of public shares.

Securities and Exchange Commission

June 22, 2021

Risk Factors

Nerdy Inc.’s Proposed Certificate of Incorporation will designate a state or federal court..., page 100

22.

It appears you did not make the changes you indicated in your response to prior comment 15. Please revise your disclosure as indicated. In addition, if the exclusive forum provision will only be contained in the bylaws of Nerdy, Inc., please revise your disclosure to refer to the bylaws.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 96 and 105 of Amendment No. 2 in response to the Staff’s comment.

Background of the Business Combination, page 140

23.

We note that the underwriters of the TPG Pace IPO performed additional services after the IPO as capital markets advisors to TPG Pace. In addition, part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the TPG Pace IPO underwriters that are contingent on completion of the business combination.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 145 of Amendment No. 2 in response to the Staff’s comment.

The TPG Pace Board’s Reasons for the Business Combination, page 146

24.

Please disclose the TPG Pace board’s consideration of the amount and type of consideration to be paid to acquire Nerdy. Also discuss how the board considered the possibility that Nerdy Inc. will not have effective management and control over the affairs and decision-making of Nerdy after the business combination and the impact of the resulting accounting treatment.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 19-20 and 152 of Amendment No. 2 in response to the Staff’s request for additional disclosure regarding the TPG Pace board’s consideration of the amount and type of consideration to be paid to acquire Nerdy. With respect to your request that we discuss how the board considered the possibility that Nerdy Inc. will not have effective management and control over the affairs and decision-making of Nerdy after the business combination and the impact of the resulting accounting treatment, please note that the original OpCo LLC Agreement attached as an exhibit to the Business Combination Agreement contemplated that Nerdy Inc. would be the managing member of OpCo and that formulation of the OpCo LLC Agreement would not have ever resulted in a situation where Nerdy Inc. would not have effective management and control of OpCo. Subsequent to signing the Business Combination Agreement, Nerdy requested changes to the OpCo LLC Agreement to the current construct that contemplates a board of managers with members appointed in accordance with ownership of OpCo. TPG Pace management discussed these requested changes with certain members of the board of TPG Pace, including the impact that such changes might have in a heavier redemption scenario which would result in Nerdy Inc. not having effective management control over OpCo after the business combination and resulting equity method accounting treatment for the investment in OpCo. Those parties considered both the fact that ultimately the same Existing Investors who would ultimately be determining appointments to the OpCo board in a scenario where redemptions are above 52.2% are the same parties who control five out of seven board seats at Nerdy Inc. via their stockholder designation rights under the Stockholders’ Agreement, and, to a lesser degree, the relatively low likelihood of redemptions above the 52.2% level, and taking those facts into consideration, approved the requested edits to OpCo LLC Agreement. The parties entered into a side letter with respect to the requested edits to the OpCo LLC Agreement and have reflected the revised structure of the OpCo LLC Agreement set forth in the side letter and resulting accounting impact under certain redemption scenarios in the S-4.

Certain Financial Projections Provided to the TPG Pace Board, page 151

25.

You indicate in the disclosure about the revised projections on pages 145 and 151 that the business combination will contribute approximately $300 million in cash to the combined company. Please disclose, if true, that this assumes there will be no redemptions by TPG Pace public shareholders.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 149 and 157 of Amendment No. 2 in response to the Staff’s comment. The Company also respectfully advises the Staff that, per the disclosure on page 14 under the heading “Summary of the Proxy Statement/Prospectus—Sources and Uses for the Business Combination,” the Business Combination will contribute approximately $162 million and $170 million in cash to the combined company in the Illustrative redemption Scenario and Maximum redemption Scenario, respectively.

Unaudited Pro Forma Condensed Combined Information

Anticipated Accounting Treatment, page 207

Securities and Exchange Commission

June 22, 2021

26.

We note your revised disclosure regarding the accounting conclusions under the maximum redemption scenario in response to prior comment 17. Please provide us your analysis under ASC 805-10-55-10 through 55-13 that supports your conclusions under the maximum redemption scenario or tell us what other guidance you considered. In your response, identify who the Managers of the LLC governing Board would be and clarify how TPG Pace’s ownership interest represents 37.2% of the voting interest in Nerdy LLC. In addition, please clarify your considerations of the economic and voting interests in Nerdy Inc. and Nerdy LLC in determining whether TPG Pace or Nerdy is the accounting acquirer under the three scenarios.

RESPONSE:

Consideration of Maximum redemption Scenario

We determined that in a Maximum redemption scenario, ASC Topic 805 (including ASC paragraphs 805-10-55-10 through 55-13) would not apply as the transaction would not be a business combination, and therefore a determination as to who is the accounting acquirer would also not apply. We determined instead that, in a maximum redemption scenario, TPG Pace (“PubCo”)’s acquisition of a 38.1% economic ownership interest in Nerdy LLC, considering the related equivalent voting rights and rights to designate two of five members on Nerdy LLC’s Board of Managers (“Board”), would be an acquisition of an equity method investment under ASC Topic 323 by TPG Pace of Nerdy LLC.

Upon further review, the Company has revised the 37.2% voting interest in Nerdy LLC held by TPG Pace under the Maximum redemption scenario to 38.1% to include Earnout Shares which contain voting rights which are exercisable prior to the attainment of the Earnout share Triggering Events. This amount has been revised on pages 40, 213, and 237. The 38.1% economic ownership percentage that TPG Pace will hold in Nerdy LLC under the Maximum redemption scenario is based on TPG Pace’s relative ownership of Nerdy LLC Units which is calculated as the total number of Class A shares and Class A Earnout shares expected to be issued and outstanding under the Maximum redemption scenario of 63,659,275 divided by the combined total number of Class A and Class B shares and Class and A and B Earnout shares of 167,000,000.

In assessing whether the equity method of accounting would apply, we first considered the consolidation guidance in ASC Topic 810. We determined that none of the scope exceptions to the consolidation guidance in ASC 810-10-15-12 or to the variable interest entity (VIE) guidance in ASC 810-10-15-17 applied.

We then assessed whether Nerdy LLC was a VIE under ASC 810-10-15-14(a). Under that guidance, we assessed whether Nerdy LLC had total equity investment at risk sufficient to permit it to finance its activities without additional subordinated financial support. We concluded that the equity investment at risk would be sufficient, as the aggregate consideration for this transaction will be based on the fair value of equity of $1.25 billion for Nerdy LLC, giving it significant equity investment at risk relative to debt financing and capacity to absorb any potential downside variability of the entity’s expected losses of Nerdy LLC.

We next assessed the conditions in ASC 810-10-15-14(b). For condition (1) of that guidance, we assessed whether Nerdy LLC was the substantial equivalent of a limited partnership or was an entity other than a limited partnership. We determined that Nerdy LLC is an entity other than a limited partnership due to the form of the governance of the entity.

Specifically, per section 6.1(a) of the LLC Agreement, Nerdy LLC shall be managed by a Board. (i) The Board shall have full and complete charge of all affairs of Nerdy LLC, (ii) the management and control of Nerdy LLC’s business activities and operations shall rest exclusively with the Board, and the Board shall make all decisions regarding the business, activities and operations of Nerdy LLC (including the incurrence of costs and expenses) without the consent of any other Member, and (iii) the Members (in their capacity as such) shall not participate in the control, management, direction or operation of the activities or affairs of Nerdy LLC and shall have no power to act for or bind Nerdy LLC.

Per section 6.1(b) of the LLC Agreement, the size of the Board shall initially be fixed at 5 persons (each a Manager) and shall reflect as closely as reasonably practicable the relative ownership of Nerdy LLC held by TPG Pace on the one hand and the other Members, other than PubCo, holding outstanding vested units immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement on the other hand.

In a maximum redemption scenario, whereby TPG Pace’s ownership interest represents 38.1% of the voting interest in Nerdy LLC, the Board shall be as follows:

(i) Two (2) Persons shall be individuals designated by TPG Pace (each a “PubCo Manager”). The initial PubCo Managers shall be Greg Mrva and [X].

Securities and Exchange Commission

June 22, 2021

(ii) Three (3) Persons shall be individuals designated by the Members, other than PubCo, holding outstanding vested units (each a “Non-Pubco Manager”). The initial Non-PubCo Managers shall be Charles Cohn, [X] and [X].

In the No redemption and Illustrative redemption scenarios, whereby TPG Pace’s ownership interest represents > 50% of the voting interest in Nerdy LLC, the Board shall be as follows:

(i) Three (3) Persons shall be individuals designated by TPG Pace (each a “PubCo Manager”). The initial PubCo Managers shall be Greg Mrva, [X] and [X].

(ii) Two (2) Persons shall be individuals designated by the Members, other than PubCo, holding outstanding vested units (each a “Non-Pubco Manager”). The initial Managers shall be Charles Cohn and [X].

The fact that a Board will be put in place that reflects the relative ownership of Nerdy LLC, and is functioning like a corporate board, indicates that Nerdy LLC is more similar to a Corporation, rather than a limited partnership. Therefore, the characteristics under ASC 810-10-15-14(b)(1) apply.

Per ASC 810-10-15-14(b)(1) for legal entities other than limited partnerships, the equity-at-risk group has the power to direct the most significant activities if it can do so through voting (or similar) rights.

Under section 6.1(a) of the LLC Agreement, the Board has full and complete charge of all affairs of Nerdy LLC, and is responsible for:

i.	the preparation of Nerdy LLC’s periodic budget.

ii.	allocation of capital resources.

iii.	hiring and firing of Management, which is responsible for running day-to-day affairs of Nerdy LLC.

Therefore, the Board is responsible for decisions that affect Nerdy LLC’s revenues, expenses, profits, losses and other key performance indicators.

As contemplated by Section 6.4 of the LLC Agreement, all Members ultimately have power through their voting rights and Board representation (which closely reflects ownership and voting rights) over the activities that most significantly impact Nerdy LLC’s economic performance.

As such, condition (1) of ASC 810-10-15-14(b) is not met.

With respect to conditions (2) and (3) of ASC 810-10-15-14(b), there are no provisions in the LLC Agreement such as guaranteeing a return to the unitholders in Nerdy LLC or agreeing to provide any form of reimbursement to its equity investors for losses. Rather, the unitholders participate in the profits and losses on a pro-rata basis. In addition, there are no provisions in the LLC Agreement that limit or cap the expected residual returns that unitholders have a right to receive. Also, Nerdy LLC has not entered into any other arrangement with a third party that would cap the return that the equity-at-risk group is entitled to.

Therefore conditions (2) and (3) of ASC 810-10-15-14(b) are not met and ASC 810-10-15-14(b) is not met as a whole.

Finally, we assessed whether Nerdy LLC was a VIE under ASC 810-10-15-14(c). As discussed above, the unitholders in Nerdy LLC will participate in profits and losses based on the proportion of their ownership interest i.e., on a pro-rata basis. The unitholders in Nerdy LLC also appoint managers to the Nerdy Board based on, as closely as possible, the proportion of their ownership interest. Also, these unitholders do not have any other variable interests that could lead to disproportionality in their exposure to Nerdy LLC when compared to their voting rights. (i.e., per Section 6.4 of the LLC Agreement, the Board is elected by the Members in accordance with their outstanding vested units.)

Securities and Exchange Commission

June 22, 2021

Accordingly, there is no disproportionality and condition (1) of ASC 810-10-15-14(c) is not met, which results in ASC 810-10-15-14(c) not being met as a whole.

As none of the conditions to be a VIE are met, consolidation is assessed under the voting interest model. Under that model, voting interests are assessed to determine if the entity should be consolidated. Under the Maximum redemption scenario, only 38.1% of voting interests are held by TPG Pace in Nerdy LLC. In addition, TPG Pace designates only 2 of the 5 Board Members in the Maximum redemption scenario, giving it 40% voting power on the Board. As TPG Pace does not have a majority of voting interests, it does not consolidate Nerdy LLC under ASC 810.

As TPG Pace does not consolidate Nerdy LLC under ASC 810, the scope exception in ASC 323-10-15-4(c) does not apply. In addition, none of the other scope exceptions in ASC 323-10-15-4 to the equity method are present in this scenario. However, the scope exception to the general subtopic of ASC 323 described in ASC 323-10-15-5(b) is applied, as Nerdy LLC is not a corporation and instead is a limited liability company that maintains specific ownership accounts for each investor. As discussed in ASC 323-30-35-3, an LLC that maintains specific ownership accounts for the investors is analyzed like a partnership for purposes of evaluation under ASC 323. Under ASC 323-30-S99-1, if an investor in such an entity has a greater than 3% to 5% interest, it is deemed to be a more than minor interest and the investment would be accounted for under the equity method of accounting. Therefore, TPG Pace would account for its 38.1% investment (in a maximum redemption scenario) in Nerdy LLC under the equity method of accounting as prescribed by ASC Topic 323.

Consideration of No and Illustrative redemption Scenarios

We determined that in both a No or Illustrative redemption scenario, ASC Topic 805 (including ASC paragraphs 805-10-55-10 through 55-13) would apply in order to determine which entity was the accounting acquirer.

Per ASC 805-10-25-5, if the acquiree in a business combination is a voting interest entity rather than a VIE, entities should first consider the guidance in the general subsections of ASC 810-10 related to determining the existence of a controlling financial interest to identify the accounting acquirer. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 shall be considered in making that determination.

Management considered the factors in ASC 805-10-55-11 through 55-13 in identifying the acquirer for accounting purposes (accounting acquirer):

ASC 805-10-55-11: Transaction effected primarily by cash – In either a No redemption scenario or Illustrative redemption scenario, the transaction is not primarily affected by cash.

Favors: Neutral. Favors neither party as accounting acquirer.

ASC 805-10-55-12(a): Relative voting rights – In a No redemption scenario, legacy investors of Nerdy LLC will hold 50.6% of voting rights in TPG Pace while the investors of TPG Pace will hold 49.4% of voting rights. In the Illustrative redemption scenario, legacy investors of Nerdy LLC will hold 60.8% of voting rights in TPG Pace while the investors of TPG Pace will hold 39.2% of voting rights.

Favors: Nerdy LLC as accounting acquirer.

ASC 805-10-55-12(b): The existence of a large minority voting interest in the combined entity – All else being equal (that is, when all other relevant factors are neutral and do not favor either party as the accounting acquirer), the combining entity with a large minority voting interest concentrated in one individual or entity, or a group of individuals or entities considered under common control that has an ability to significantly influence the combined entity would be the accounting acquirer. Upon close of the transaction (in a No redemption scenario), the largest minority voting interest (approximately 23.0%) will be held by Charles Cohn, the CEO and founder (approximately 28.4% in the Illustrative scenario). The next largest interest of approximately 9.6% will be held by Technology Crossover Ventures (TCV), one of the original investors in Nerdy LLC with the remaining interests owned by a number of other groups and individuals, none of which

Securities and Exchange Commission

June 22, 2021

would collectively own greater that 9.6%. Further, significantly all current legacy investors of Nerdy LLC will retain their equity positions as shareholders in TPG Pace post-combination, and three of these current holders (Cohn Investments LLC, Learn Capital and TCV) will have the contractual right pursuant to the Stockholders Agreement entered into in connection with the merger transaction to appoint five of the seven directors to serve on Nerdy Inc.’s board post-closing, and a subset of those individuals will serve on the Company’s board. In addition, the Stockholders Agreement provides that any designated director appointed in the future, including by TPG, is subject to the consent of Charles Cohn.

Favors: Nerdy LLC as accounting acquirer.

ASC 805-10-55-12(c): Composition of the governing body of the combined entity - As discussed above, Legacy investors of Nerdy LLC are contractually entitled through the Stockholders Agreement to appoint five of the seven directors of TPG Pace (Nerdy Inc.), while TPG Sponsor, as sponsor of TPG Pace, has the ability to designate one of the remaining two directors, and the remaining director will be mutually agreed to by TPG Sponsor and Cohn, as required to meet certain diversity and independence standards.

Favors: Nerdy LLC as accounting acquirer.

ASC 805-10-55-12(d): Composition of senior management of the combined entity – Immediately following the merger, the Executive Management of Nerdy LLC will become the Executive Management of TPG Pace. Therefore, the post-merger Management of Nerdy Inc. will be identical to the Management of Nerdy LLC before the merger.

Favors: Nerdy LLC as accounting acquirer.

ASC 805-10-55-12(e): Terms of exchange of equity interest – We believe that the transaction will occur at fair value based on our best estimate of fair value. Thus, the transaction will not result in a premium over fair value for either Nerdy LLC or TPG Pace.

Favors: Neutral. Favors neither party as accounting acquirer.

ASC 805-10-55-13: Relative size of the entities – Refer below for the net sales, net income and total assets per the most recent 10-K/A filed by TPG Pace for the year ended December 31, 2020, and the consolidated financial statements for Nerdy LLC for the year ended December 31, 2020 for the relative size of the two entities:

	TPG Pace	Nerdy LLC
Financial statement caption	December 31, 2020	December 31, 2020
	$’000	$’000
Employees	0	Approximately 500
Revenue	Nil	103,968
Total Assets (excl. Investments Held in Trust Account)	812	57,274

Favors: Nerdy LLC as accounting acquirer.

Therefore, in a No redemption or Illustrative redemption scenario, the factors in ASC 805-10-55-11 through 55-13 favor Nerdy LLC as the accounting acquirer. This results in Nerdy LLC applying reverse recapitalization accounting, as TPG Pace is deemed not to be a business within the scope of ASC Topic 805.

Securities and Exchange Commission

June 22, 2021

27.

Please clarify your disclosures in notes (BBB) for the March 31, 2021 pro forma statements and (III) for the year ended December 31, 2020 where you state that the acquisition cost is based on the expected transaction value for all periods presented and as such, no mark-to-market gain or loss is presented in the pro forma statements of operations. To the extent you assumed that the initial cost for the investment in Nerdy remained unchanged for all periods for purposes of your pro forma financial statements, revise to indicate as such. Also, include a discussion regarding the fact that the marked-to-market adjustments could materially differ from period to period and tell us your consideration to provide information either in the pro forma financial statements or footnotes that gives a range of possible results. Refer to Article 11-02(b)(10) of Regulation S-X.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 239 and 241 of Amendment No. 2 in response to the Staff’s comment with respect to note (BBB) for the March 31, 2021 pro forma statements, and note (III) for the year ended December 31, 2020 pro forma statements. The Company respectfully advises the Staff that not recording a fair value election mark-to-market gain or loss in the pro forma statement of operations is the mechanical result of how Article 11 is applied in these circumstances. Article 11 requires the Company to present the pro forma results of operations as if the contemplated transaction had occurred on January 1, 2020 using the actual amounts and values in the transaction. This is in contrast to making a hypothetical assumption about what the value of the transaction would have been had it actually been negotiated and closed on January 1, 2020 based on Nerdy’s “real-life” January 1, 2020 value. Thus, by nature of the pro forma mechanics, there is no movement in the estimated fair value of the investment in Nerdy LLC during the pro forma periods presented and thus no gain or loss hypothetically assumed. The Company has added additional disclosure in those tickmarks to clarify that, under the fair value election, TPG Pace’s consolidated results of operations are expected to move substantially in tandem with the mark to market gains and losses that TPG Pace records related to its investment in Nerdy LLC and that it likely will result in significant volatility period to period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nerdy

Key Operating and Financial Metrics, page 293

28.	Please revise to disclose the average session length for your one-on-one solutions for each period presented as indicated in your response to prior comment 21.

RESPONSE:    The Company respectfully advises the Staff that the Company has added disclosure on pages 49 and 301 of Amendment No. 2 in response to the Staff’s comment to include the above item as a key metric.

Critical Accounting Policies and Estimates

Revenue Recognition and Deferred Revenue, page 302

29.

We note your response to prior comments 28 and 29. Please revise to discuss the significant judgements in arriving at the conclusion that Nerdy is the principal in your transactions, including the integration of instructional services with proprietary tools and resources, and your ability to direct Experts to provide the service to Learners despite their ability to decline an instructional session opportunity, and Experts’ latitude in determining the manner, method, and resources used in delivering the instructional service. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8040.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 310 of Amendment No. 2 in response to the Staff’s comment with respect to the Company’s Revenue Recognition and Deferred Revenue accounting policy.

Exhibits

30.

It appears you are redacting information from Exhibits 2.1 and 10.17 in reliance on Item 601(b)(2)(ii) and 601(b)(10)(iv) of Regulation S-K. If so, please follow the procedures set forth in these provisions of Regulation S-K.

RESPONSE:    The Company respectfully advises the Staff that the Company has revised Exhibit 2.1 in response to the Staff’s comment to follow the procedures set forth in Item 601(b)(2)(ii) of Regulation S-K, and the Company respectfully notes that all Exhibits that have been redacted from Exhibit 2.1 that may be considered material are included as Annexes to the Registration Statement. The Company respectfully advises the Staff that it has reviewed the requirements of Item 601(b)(10)(iv) and the Company has added a mark to the exhibit index to indicate that portions of Exhibit 10.17 have been omitted. The Company also respectfully advises the Staff that the information omitted from Exhibit 10.17 has been limited to bank account numbers, social security numbers and similar information in accordance with Item 601(a)(6) of Regulation S-K.

*        *        *         *        *

Securities and Exchange Commission

June 22, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

TPG Pace Tech Opportunities Corp.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Non-Executive Chairman and Director

Enclosures

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